Exhibit 99.2

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2024	2024
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,257,540	1,080,514
Accounts receivable, net	1,755,696	1,643,568
Contract assets	6,207,838	6,098,497
Due from a related party	-	-
Deposits, prepayments and other current assets	58,966	20,925
Total current assets	9,280,040	8,843,504

Non-current assets
Property and equipment, net	1,181,558	1,223,100
Right-of-use assets – finance lease	186,347	216,065
Life insurance policy, cash surrender value	165,744	160,891
Contract assets	495,195	740,600
Deferred costs	1,022,286	704,568
Deferred tax assets	58,100	150
Total non-current assets	3,109,230	3,045,374

Total assets	12,389,270	11,888,878

Current liabilities
Accounts payable	2,841,878	3,166,177
Bank and other borrowings	5,047,454	3,818,453
Finance lease liabilities	68,811	67,372
Accrued expenses and other current liabilities	10,000	136,791
Income tax payable	577,631	552,670
Total current liabilities	8,545,774	7,741,463

Non-current liabilities
Bank borrowings	2,889,630	3,033,780
Finance lease liabilities	79,747	114,495
Deferred tax liabilities	-	878
Total non-current liabilities	2,969,377	3,149,153

Total liabilities	11,515,151	10,890,616

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 11,250,000 and 11,250,000 shares issued and outstanding, as of September 30, 2024 and March 31, 2024, respectively	5,625	5,625
Subscription receivable	(5,625)	(5,625)
Additional paid in capital	1,282	1,282
Retained earnings	872,837	996,980
Total shareholders’ equity	874,119	998,262

Total liabilities and shareholders’ equity	12,389,270	11,888,878

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,
	2024	2023
	US$	US$
	(unaudited)	(unaudited)

Revenue	17,408,116	13,211,196
Cost of revenue	(15,009,261)	(11,271,599)
Gross profit	2,398,855	1,939,597

Operating expenses
General and administrative expenses	(995,737)	(556,546)
Total operating expenses	(995,737)	(556,546)

Income from operations	1,403,118	1,383,051

Other (expense) income
Interest expense, net	(221,609)	(133,888)
Other income	398	9,010
Total other (expense) income, net	(221,211)	(124,878)

Income before tax expense	1,181,907	1, 258,173
Income tax expense	(197,358)	(246,276)
Net income and total comprehensive income	984,549	1,011,897

Net income per share attributable to ordinary shareholders
Basic and diluted	0.09	0.09

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,250,000	11,250,000

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		US$	US$	US$	US$	US$
Balance as of April 1, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890
Net profit for the period (unaudited)	-	-	-	-	1,011,897	1,011,897
Dividend declared (unaudited)	-	-	-	-	(1,116,737)	(1,116,737)
Balance as of September 30, 2023 (unaudited)	11,250,000	5,625	(5,625)	1,282	276,768	278,050

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		US$	US$	US$	US$	US$
Balance as of April 1, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262
Net profit for the period (unaudited)	-	-	-	-	984,549	984,549
Dividend declared (unaudited)	-	-	-	-	(1,108,692)	(1,108,692)
Balance as of September 30, 2024 (unaudited)	11,250,000	5,625	(5,625)	1,282	872,837	874,119

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2024	2023
	US$	US$
	(unaudited)	(unaudited)

Operating activities:
Net income	984,549	1,011,897
Adjustments:
Depreciation on equipment	41,543	5,331
Amortization of right-of-use assets – finance lease	29,718	45,472
Gain on disposals of right-of-use assets – finance lease	-	(3,686)
Changes on cash value of life insurance policy	(4,853)	(3,172)
Expected credit loss allowance	321,548	10,623
Deferred Income taxes (benefits) provision	(58,828)	6,799
Change in working capital items:
Change in accounts receivable	(244,954)	(914,484)
Change in contract assets	(52,659)	1,243,338
Change in deposits, prepayments and other current assets	(38,041)	1,862
Change in accounts payable	(324,299)	(24,913)
Change in income tax payable	24,960	159,774
Change in accrued expenses and other current liabilities	(126,791)	(63,330)
Cash provided by operating activities	551,893	1,475,511

Investing activities:
Purchase of equipment	-	(85,723)
Deposit paid for acquisition of a property	-	(148,000)
Sales proceeds from disposals of leased equipment	-	51,282
Cash used in investing activities	-	(182,441)

Financing activities:
Proceeds from new bank borrowings	5,525,641	12,522,346
Repayment of bank borrowings	(4,440,790)	(12,316,028)
Principal payments for finance lease liabilities	(33,308)	(86,809)
Advances to related parties	(1,108,692)	(1,038,382)
Payment of deferred IPO costs	(317,718)	(280,279)
Cash used in financing activities	(374,867)	(1,199,152)

Net change in cash and cash equivalents	177,026	93,918

Cash and cash equivalents as of beginning of the period	1,080,514	323,958

Cash and cash equivalents as of the end of the period	1,257,540	417,876